Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

COX RADIO COMMENTS ON COX ENTERPRISES TENDER OFFER

ATLANTA, March 23, 2009—Cox Radio, Inc. (NYSE: CXR) today confirmed that Cox Media Group, Inc., a wholly-owned subsidiary of Cox Enterprises, Inc., has commenced a cash tender offer for all of the outstanding shares of Cox Radio Class A common stock not owned by Cox Media Group for $3.80 per share.

We expect that our Board of Directors will appoint a special committee of independent directors to review and consider the tender offer and make a formal statement to Cox Radio shareholders within ten business days. Shareholders are advised to take no action at this time with respect to the tender offer pending the review of the tender offer by the special committee.

We expect that this process will have no impact on day-to-day operations. We do not intend to comment further at this time.

About Cox Radio (www.coxradio.com )

Cox Radio is one of the largest radio companies in the United States based on revenues. Cox Radio owns, operates or provides sales or marketing services for 86 stations (71 FM and 15 AM) clustered in 19 markets, including major markets such as Atlanta, Houston, Miami, Orlando, San Antonio and Tampa. Cox Radio shares are traded on the New York Stock Exchange under the symbol: CXR.

Forward-Looking Statements

Statements in this release, including statements relating to the formation of a special committee and any response to the tender offer, are “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are statements that relate to future plans, objectives and expectations, as well as any facts or assumptions underlying these statements or projections. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors. These factors include the ability of the Board of Directors to form the special committee quickly, the ability of the special committee to review the price per share offered by Cox Media Group within ten business days, and other risk factors described from time to time in Cox Radio’s filings with the Securities and Exchange Commission, including Cox Radio’s Annual Report on Form 10-K for the year ended December 31, 2008. Cox Radio assumes no responsibility to update the forward-looking statements contained in this release as a result of new information, future events or otherwise.

Contact:

Analysts and Investors	Analysts, Investors, Press or Media
Charles Odom	Chris Plunkett
Chief Financial Officer	Brainerd Communicators, Inc.
Cox Radio, Inc.	212-986-6667
678-645-4315	Plunkett@braincomm.com